August 27, 2025

Brian Bair
Chief Executive Officer
Offerpad Solutions Inc.
433 S. Farmer Avenue, Suite 500
Tempe, AZ 85281

       Re: Offerpad Solutions Inc.
           Registration Statement on Form S-1
           Filed August 21, 2025
           File No. 333-289758
Dear Brian Bair:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Drew Capurro